                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 41)


                          AMERICAN REALTY TRUST, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  029177-40-9
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                              Dallas, Texas 75231
                                 (214) 692-4758
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 15, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029177-40-9

-------------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
-------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
-------------------------------------------------------------------------------------------------------------------
                                                 WC
     4)  Source of Funds (See Instructions)
-------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------
                                                 Nevada
     6)  Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------
                                                           5,897,567
                  7)       Sole Voting Power
 Number of        -------------------------------------------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         -------------------------------------------------------------------------------------------------
Each Report-                                               5,897,567
ing Person        9)       Sole Dispositive Power
With              -------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------------
                                                                              5,897,567
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
-------------------------------------------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------
                                                                   55.8%
     13) Percent of Class Represented by Amount in Row (11)
-------------------------------------------------------------------------------------------------------------------
                                                          CO
     14) Type of Reporting Person (See Instructions)

CUSIP No. 029177-40-9

--------------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                                  National Operating, L.P., FEI No. 75-2163170
--------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------------------------------------------
                                                    WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------------------
                                                 Delaware
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------------------------------------------
                                                              195,732
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------------------------------------------
Each Report-                                                  195,732
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------------------------------------------
                                                                                        195,732
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------------------
                                                                      11.9%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------------------------------------------
                                                              PN
     14) Type of Reporting Person (See Instructions)

CUSIP No. 029177-40-9

--------------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                            The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
--------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
-------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only
-------------------------------------------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
-------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------
                                                        Texas
     6)  Citizenship or Place of Organization
-------------------------------------------------------------------------------------------------------------------
                                                              30,332
                  7)       Sole Voting Power
 Number of        -------------------------------------------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         -------------------------------------------------------------------------------------------------
Each Report-                                                  30,332
ing Person        9)       Sole Dispositive Power
With              -------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
-------------------------------------------------------------------------------------------------------------------
                                                                                        30,332
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
-------------------------------------------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------
                                                                       0.3%
     13) Percent of Class Represented by Amount in Row (11)
-------------------------------------------------------------------------------------------------------------------
                                                              OO
     14) Type of Reporting Person (See Instructions)

CUSIP No. 029177-40-9

-------------------------------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                            Transcontinental Realty Investors, Inc., FEI No. 94-656582

-------------------------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
-------------------------------------------------------------------------------------------------------------------
     3)  SEC Use Only
-------------------------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)
-------------------------------------------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                 Nevada
-------------------------------------------------------------------------------------------------------------------
                                                              820,849
                  7)       Sole Voting Power
 Number of        -------------------------------------------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         -------------------------------------------------------------------------------------------------
Each Report-                                                  820,849
ing Person        9)       Sole Dispositive Power
With              -------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
                  -------------------------------------------------------------------------------------------------
                                                                                        820,849
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
-------------------------------------------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------------------------------------------
                                                                       7.8%
     13) Percent of Class Represented by Amount in Row (11)

-------------------------------------------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)


ITEM 1. SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of AMERICAN REALTY TRUST, INC., a Georgia corporation (the "Company" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 40 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Company are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 029177-40-9.

         This Amendment No. 41 to Schedule 13D is being filed due to a decrease by more than 1% in the percentage ownership by BCM of Shares during the period from June 15, 2000 to June 30, 2000. The decrease was due to margin sales by brokers of Shares pledged in margin accounts by BCM.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), National Operating, L.P., a Delaware limited partnership ("NOLP"), The Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which has their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of BCM, NOLP, GEP Trust and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. NRLP Management Corp. ("NMC"), a wholly-owned subsidiary of the Company, is the general partner of NOLP. The executive officers of NMC are also executive officers of BCM and TCI.

         I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United

States of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.

         II. NOLP is a Delaware limited partnership, engaged in the business of investing in real estate and real estate related assets. NOLP has no officers or directors. The general of NOLP is NMC. The name, business address and capacity with NMC of each of the executive officers or directors of NMC are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Donald W. Phillips, brother of Gene E. Phillips.

         Mr. Gene E. Phillips' business address is 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         Mr. Donald W. Phillips' business address is 10670 N. Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald W. Phillips is a citizen of the United States of America.

         IV. TCI is a real estate investment company organized and existing under the laws of the state of Nevada. TCI's principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2 or 3 who may have previously been referred to as executive officers or directors of BCM, NMC or TCI, respectively in Amendment No. 40 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of BCM, NOLP, GEP Trust or TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of BCM, NOLP, GEP Trust or TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Certain of the matters reported under Item 5 below are dispositions caused by sales from margin accounts by brokerage firms pursuant to the terms of those account agreements according to such brokerage firms.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 28, 2000, the total number of issued and outstanding Shares was 10,563,720 Shares. As of June 30, 2000, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

      Name           No. of Shares Owned Directly           Approximate % Class
      ----           ----------------------------           -------------------
      BCM                     5,897,567                             55.8%
      NOLP                      195,732                              1.9%
    GEP Trust                    30,332                              0.3%
       TCI                      820,849                              7.8%
                              ---------                             -----
     Totals:                  6,944,480                             65.7%
                              =========                             =====

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of NMC as the general partner of NOLP may be deemed to beneficially own the Shares held directly by NOLP; each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                              No. of Shares             % of
Name of Director            Entity          Beneficially Owned          Class
----------------            ------          ------------------          -----
Ryan T. Phillips              BCM                5,927,899               56.1%
Mickey Ned Phillips           BCM                5,897,567               55.8%
Ted P. Stokely                TCI                  820,849                7.8%
R. Douglas Leonhard           TCI                  820,849                7.8%
Murray Shaw                   TCI                  820,849                7.8%
Martin L. White               TCI                  820,849                7.8%
Edward G. Zampa               TCI                  820,849                7.8%
Karl L. Blaha                 NMC                  195,732                1.9%
Collene C. Currie             NMC                  195,732                1.9%
Richard D. Morgan             NMC                  195,732                1.9%
                                                   -------               ----
         Total Units beneficially                6,944,480               65.7%
         owned by Reporting Persons              =========               =====
         and individuals listed
         above:


         (b) Each of the directors of BCM share voting and dispositive power over the 5,897,567 Shares held by BCM. Each of the directors of BCM have shared voting and dispotive power over the 820,849 Shares held by TCI. NMC as the general partner of NOLP has the sole voting and dispository power over the 195,732 Shares held by NOLP; each of the directors of NMC have shared voting and dispository power over the 195,732 Shares held by NOLP. The Trustee of the GEP Trust has complete voting and dispository power over the 30,332 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended June 30, 2000, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Shares or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the 60 days ended June 30, 2000:

                                     No. of
                                     Shares
Reporting                           Acquired        Price per
 Person              Date          (Disposed)         Share         Type of Transaction
 ------              ----          ----------         -----         -------------------
BCM                05/08/00             1,000       $16.225         Open Market Purchase
BCM                05/12/00               700       $16.00          Open Market Purchase
BCM                05/16/00               100       $16.125         Open Market Purchase
BCM                05/17/00            30,000       $16.4375        Open Market Purchase
BCM                05/22/00               900       $16.00          Open Market Purchase
BCM                05/31/00             8,000       $15.50          Open Market Purchase

                                      No. of
                                      Shares
Reporting                            Acquired       Price per
  Person             Date           (Disposed)        Share          Type of Transaction
---------            ----           ----------      ---------        -------------------
   BCM             06/15/00              (500)        $ 8.50                  *
   BCM             06/15/00            (7,000)        $ 7.06                  *
   BCM             06/15/00           (21,900)        $ 7.00                  *
   BCM             06/15/00           (37,000)        $ 8.40                  *
   BCM             06/15/00           (35,000)        $ 7.56                  *
   BCM             06/27/00           (78,500)        $ 5.75                  *
   BCM             06/27/00            (5,000)        $ 5.38                  *
   BCM             06/27/00            (5,000)        $ 4.94                  *
   BCM             06/27/00            (5,000)        $ 5.69                  *
   BCM             06/27/00            (7,500)        $ 5.50                  *
   BCM             06/27/00            (2,000)        $ 5.81                  *
   BCM             06/27/00              (500)        $ 5.56                  *
   BCM             06/27/00            (2,000)        $ 5.38                  *
   BCM             06/30/00              (200)        $ 6.06                  *
   BCM             06/30/00            (1,800)        $ 6.00                  *

----------
         * Under varying arrangements during the period from June 15, 2000, through June 30, 2000, certain brokerage firms where Shares were pledged by the BCM allegedly foreclosed upon such arrangements and sold for the account of BCM certain Shares pledged as indicated by the dispositions set forth above.

         (d) No person other than the Reporting Person or its respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of BCM, NOLP, GEP Trust and TCI, subject to the matters set forth in
Item 6 below.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         BCM has pledged 177,000 Shares to Foothill Capital, pledged 810,000 Shares to Preferred Bank, and pledged 260,000 Shares to United Pacific Bank pursuant to loan agreements with such lenders.

         All 820,849 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 30,332 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of the GEP Trust, which is a stock margin account maintained by the GEP Trust with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 195,732 Shares owned by NOLP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of NOLP which is a stock margin account maintained by NOLP with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 41 to Statement on Schedule 13D is true, complete and correct.

Dated: July 18, 2000.

                                         BASIC CAPITAL MANAGEMENT, INC.



                                         By:  /s/ Karl L. Blaha
                                             ----------------------------------
                                             Karl L. Blaha, President


                                         NATIONAL OPERATING, L.P., acting by,
                                         through and under its sole general
                                         partner, NRLP MANAGEMENT CORP.



                                         By:  /s/ Karl L. Blaha
                                             ----------------------------------
                                             Karl L. Blaha, President


                                         GENE E. PHILLIPS CHILDREN'S TRUST

                                         By:  /s/ Donald W. Phillips
                                             ----------------------------------
                                             Donald W. Phillips, Trustee


                                         TRANSCONTINENTAL REALTY INVESTORS,
                                         INC.

                                         By:  /s/ Karl L. Blaha
                                             ----------------------------------
                                             Karl L. Blaha, President

                                  SCHEDULE 1

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
    BASIC CAPITAL                          BUSINESS ADDRESS                      WHICH EMPLOYMENT IS
   MANAGEMENT, INC.                                                                   CONDUCTED

Ryan T. Phillips,                       10670 N. Central Expwy.                 President, Signature
Director                                Sixth Floor                             Asset Management, Inc.
                                        Dallas, Texas 75231

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company

Karl L. Blaha, President                10670 N. Central Expwy.                 President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75231

Thomas A. Holland,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75231                     Management, Inc.
Officer

Clifford C. Towns, Jr.,                 10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Finance                               Dallas, Texas 75231                     Management, Inc.

Bruce A. Endendyk,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

David W. Starowicz,                     10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75231                     Management, Inc.
Management

Steven K. Johnson,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Residential Asset                     Dallas, Texas 75231                     Management, Inc.
Management

Cooper B. Stuart,                       10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

Robert A. Waldman,                      10670 N. Central Expwy.                 Senior Vice President,
Senior Vice President,                  Suite 600                               General Counsel and
Secretary and General                   Dallas, Texas 75231                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

                                   SCHEDULE 2

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                 NRLP MANAGEMENT CORP., SOLE GENERAL PARTNER OF

                            NATIONAL OPERATING, L.P.

NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN WHICH
 NRLP MANAGEMENT Corp.                     BUSINESS ADDRESS                       EMPLOYMENT IS CONDUCTED
Karl L. Blaha, Director                  10670 N. Central Expwy.                 President, Basic Capital
and President                            Suite 300                               Management, Inc.
                                         Dallas, Texas 75231

Collene C. Currie,                       6617 Ridgeview Circle                   Assistant Director,
Director                                 Dallas, Texas 75240                     Cambridge Technology
                                                                                 Partners (CATP:NASDAQ)

Richard D. Morgan,                       5910 N. Central Expwy.                  President, Tara Group,
Director                                 Dallas, Texas 75206                     Inc.

Thomas A. Holland,                       10670 N. Central Expwy.                 Executive Vice President,
Executive Vice President                 Suite 600                               Basic Capital Management,
and Chief Financial                      Dallas, Texas 75231                     Inc.
Officer

Bruce A. Endendyk,                       10670 N. Central Expwy.                 Executive Vice President,
Executive Vice President                 Suite 600                               Basic Capital Management,
                                         Dallas, Texas 75231                     Inc.

David W. Starowicz,                      10670 N. Central Expwy.                 Executive Vice President,
Executive Vice President -               Suite 600                               Basic Capital Management,
Commercial Asset                         Dallas, Texas 75231                     Inc.
Management

Steven K. Johnson,                       10670 N. Central Expwy.                 Executive Vice President,
Executive Vice President -               Suite 600                               Basic Capital Management,
Residential Asset                        Dallas, Texas 75231                     Inc.
Management

Robert A. Waldman, Senior                10670 N. Central                        Senior Vice President,
Vice President, Secretary                Expressway                              General Counsel and
and General Counsel                      Suite 600                               Secretary, Basic Capital
                                         Dallas, Texas 75231                     Management, Inc.

                                   SCHEDULE 3

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                    TRANSCONTINENTAL REALTY INVESTORS, INC.


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 NAME AND CAPACITY WITH
TRANSCONTINENTAL REALTY                                                          PRESENT BUSINESS IN WHICH
    INVESTORS, INC.                        BUSINESS ADDRESS                       EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                 10670 N. Central Expressway             General Manager, Minority
of the Board of Directors                Suite 515                               and Elderly Housing
                                         Dallas, Texas 75231                     Assistance Foundation, Inc.


R. Douglas Leonhard,                     13230 Hunters Lark                      Retired.
Director                                 San Antonio, Texas 78230

Murray Shaw, Director                    3713 Ebony Hollow Pass                  Chairman of the Board of
                                         Austin, Texas 78745                     Stephen F. Austin
                                                                                 University

Matin L. White, Director                 8051 Coach Drive                        Chairman of the Board and
                                         Oakland, California 94605               Chief Executive Officer of
                                                                                 Community Based
                                                                                 Developers, Inc.

Edward G. Zampa, Director                No. Fifty Osgood Place                  General Partner, Edward G.
                                         Suite 110                               Zampa & Company
                                         San Francisco, California
                                         94133

Karl L. Blaha, President                 10670 N. Central Expressway             President, Basic Capital
                                         Suite 600                               Management, Inc.
                                         Dallas, Texas 75231

Thomas A. Holland,                       10670 N. Central Expressway             Executive Vice President,
Executive Vice President                 Suite 600                               Basic Capital Management, Inc.
and Chief Financial                      Dallas, Texas 75231
Officer

Bruce A. Endendyk,                       10670 N. Central Expressway             Executive Vice President,
Executive Vice President                 Suite 600                               Basic Capital Management, Inc.
                                         Dallas, Texas 75231

David W. Starowicz,                      10670 N. Central Expressway             Executive Vice President,
Executive Vice President -               Suite 600                               Basic Capital Management, Inc.
Commercial Asset                         Dallas, Texas 75231
Management

Steven K. Johnson,                       10670 N. Central Expressway             Executive Vice President,
Executive Vice President -               Suite 600                               Basic Capital Management, Inc.
Residential Asset                        Dallas, Texas 75231
Management

Robert A. Waldman, Senior                10670 N. Central Expressway             Senior Vice President,
Vice President, Secretary                Suite 600                               General Counsel and
and General Counsel                      Dallas, Texas 75231                     Secretary, Basic Capital
                                                                                 Management, Inc.
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